SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X

    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes

        No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

        No            X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

        No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Telecom Argentina S.A. Unaudited Condensed Consolidated Financial Statements as of March 31, 2012

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

(In millions of Argentine pesos or as expressly indicated)

 1. General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of March 31, 2012 under IFRS. Consequently, they are the first financial statements under IFRS prepared for statutory purposes. Additional information is given in Note 2.b) to the consolidated financial statements.

A detail of the main qualitative and quantitative effects and comparative information on the adoption of IFRS in the Telecom Group’s financial statements as of March 31, 2012 is given in Note 4 to the consolidated financial statements.

As a consequence of the adoption of IFRS for statutory purposes, as of January 1st, 2012, this Operating and financial review as of March 31, 2012 has been prepared using IFRS, readequating the comparative information of the Company. Moreover, new groups of income and expenses have been prepared inside the economic and financial information in order to allow a better exposure of the critical variables of the business, in line with the criterion used by the Management to monitor the performance of operations and with the regular practices of the telecommunications industry. It is expected that the new disclosures would be useful for investors and other parties interested in the analysis of the Company’s business.

Telecom Argentina reached a net income of $708 for the three-month period ended March 31, 2012 (“1Q12”), +$68 or 11% when compared to the three-month period ended March 31, 2011 (“1Q11”). Net income attributable to Telecom Argentina reached $698 in 1Q12, +$64 or 10% when compared to 1Q11.

Operating income before depreciation and amortization reached $1,648 (+$212 or 15% vs. 1Q11), 32% of consolidated net sales. This growth was mainly fueled by the Mobile business and higher net sales in Internet in the Fixed services segment.

	0000000000000	0000000000000	0000000000000	0000000000000
	Three-month periods ended March 31,		Variation

	2012	2011	$	%

Total revenues	5,131	4,149	982	24
Operating costs without depreciation and amortization	(3,483)	(2,713)	(770)	28

Operating income before depreciation and amortization	1,648	1,436	212	15
Depreciation and amortization	(615)	(478)	(137)	29

Operating income	1,033	958	75	8
Financial results, net	61	19	42	221

Net income before income tax expense	1,094	977	117	12
Income tax expense	(386)	(337)	(49)	15

Net income	708	640	68	11

Attributable to:
Telecom Argentina	698	634	64	10
Non-controlling interest	10	6	4	67

	708	640	68	11

Net income per share attributable to Telecom Argentina - basic and diluted (in pesos)	0.71	0.64

 2. The Company activities

•	Total revenues

During 1Q12 consolidated total revenues increased 24% (+$982 vs. 1Q11) reaching $5,131, mainly fueled by the Broadband, data transmission and mobile businesses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	00000000000000	00000000000000	00000000000000	00000000000000
	Three-month periods ended March 31,		Variation

	2012	2011	$	%

Services
Voice – Retail	607	563	44	8
Voice – Wholesale	175	176	(1)	(1)
Internet	458	349	109	31
Data	163	135	28	21

Subtotal fixed services	1,403	1,223	180	15

Voice – Retail	1,077	912	165	18
Voice – Wholesale	425	411	14	3
Internet	276	153	123	80
Data	1,323	956	367	38

Subtotal Personal mobile services	3,101	2,432	669	28

Voice – Retail	86	62	24	39
Voice – Wholesale	18	14	4	29
Internet	26	12	14	117
Data	63	52	11	21

Subtotal Núcleo mobile services	193	140	53	38

Total services revenues	4,697	3,795	902	24

Equipment
Fixed services	18	28	(10)	(36)
Personal mobile services	405	303	102	34
Núcleo mobile services	6	8	(2)	(25)

Total equipment sales	429	339	90	27

Other income
Fixed services	4	9	(5)	(56)
Personal mobile services	1	6	(5)	(83)

Total other income	5	15	(10)	(67)

Total revenues	5,131	4,149	982	24

Fixed services

During 1Q12, revenues generated by these services amounted to $1,403, +$180 or +15% vs. 1Q11, where Internet revenues have grown the most (+$109 or 31% vs. 1Q11), followed by voice retail services (+$44 or 8% vs. 1Q11) and data transmission (+$28 or 21% vs. 1Q11).

➢	Voice

Voice retail revenues reached $607 in 1Q12 (+8% vs. 1Q11). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 39% of net sales of the segment in 1Q12 (vs. 43% in 1Q11).

Monthly Charges and Supplementary Services increased by $25 or 10% vs. 1Q11, to $269, as a consequence of a higher number of lines in service (+1% vs. 1Q11), which reached more than 4.1 million, and an increase in supplementary services (mainly due to rising prices).

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony) totaled $338, +$19 or 6% vs. 1Q11, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 7% vs. 1Q11, followed by DLD revenues (+7% vs. 1Q11) and international telephony (+4% vs. 1Q11).

Voice wholesale revenues (including fixed and mobile interconnection revenues – together with the revenues generated by the subsidiary Telecom USA -) amounted to $175 (-1% vs. 1Q11). Interconnection fixed and mobile revenues reached $114 (+5% vs. 1Q11) due to an increase in the traffic mainly with mobile operators. The other wholesale revenues reached $61 in 1Q12 (-$7 or 10% vs. 1Q11).

➢	Internet

Revenues related to Internet reached $458 (+$109 or 31% vs. 1Q11) mainly due to the substantial expansion of the Broadband service (+12% of clients vs. 1Q11), an increase in average prices and an improvement in the ARPU (amounted to $96 pesos in 1Q12 vs. $82 pesos in 1Q11). As of March 31, 2012, Telecom Argentina reached 1,566,000 ADSL customers. These connections represent approximately 38% of Telecom Argentina’s fixed lines in service.

Internet revenues represent 9% participation of net consolidated sales (vs. 8% in 1Q11) and 33% of fixed services segment revenues (vs. 29% in 1Q11).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢	Data

Data transmission revenues amounted to $163 (+21% vs. 1Q11), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services).

Personal Mobile Services

During 1Q12, net sales reached $3,101 (+669 or 28% vs. 1Q11). Personal reached 18.5 million subscribers in Argentina (+1.6 million vs. 1Q11) thus improving its market position. Approximately 68% of the overall subscriber base is prepaid and 32% is postpaid (including “Cuentas claras” plans and Mobile Internet subscribers).

➢	Voice

Voice retail revenues reached $1,077 in 1Q12 (+18% vs. 1Q11). The increase was mainly due to increase in prices and an increase in the subscriber base.

Voice wholesale revenues reached $425 in 1Q12 (+3% vs. 1Q11). The increase was mainly due to a higher traffic with fixed operators (CPP) and mobile operators (TLRD) partially offset with a decrease in roaming revenues by discounts granted related with traffic.

➢	Internet

Internet revenues reached $276 (+$123 or 80% vs. 1Q11), supported by the increase in the value-added services (“VAS”) revenues, mainly fueled by the effect of higher offer of services, plans and packs, generating new clients and the migration of clients to lower value services plans.

➢	Data

Mobile data revenues reached $1,323 (+367 or 38% vs. 1Q11). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid or postpaid customers, with an increase of $364 vs. 1Q11.

As a consequence of the traffic increase, the higher usage of VAS and the prices increase, Average Monthly Revenue per User (“ARPU”) increased to $55 pesos in 1Q12 (vs. $47 pesos in 1Q11).

Núcleo Mobile Services

This segment generated revenues equivalent to $193 during 1Q12 (+$53 or 38% vs. 1Q11) due to the increase in the subscriber base and the rise of the ARPU. As of March 31, 2012, Núcleo’s subscriber base reached 2.2 million customers (+0.3 million vs. 1Q11). Prepaid and postpaid customers represented 83% and 17%, respectively in 1Q12.

Equipment

Revenues from equipment sales reached $429, +$90 or 27% vs. 1Q11. This increase is mainly related to the Personal Mobile services segment in the retail business with an increase of $102 vs. 1Q11. The increases were primarily due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and our provision of state-of-the-art services, more subscribers upgraded their mobile handsets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Operating costs

Consolidated operating costs totaled $4,098 in 1Q12, which represents an increase of $907 or +28% vs. 1Q11. The increase in costs is principally a consequence of a higher volume of revenues, greater expenses related to competition in mobile and Internet businesses and higher direct and indirect labor costs on the cost structure of the Group in Argentina.

	0000000000000	0000000000000	0000000000000	0000000000000
	Three-month periods ended March 31,		Variation
	2012	2011	$	%

Employee benefit expenses and severance payments	(677)	(526)	(151)	29
Interconnection costs and other telecommunication charges	(408)	(364)	(44)	12
Fees for services, maintenance, materials and supplies	(477)	(361)	(116)	32
Taxes and fees with the Regulatory Authority	(462)	(361)	(101)	28
Commissions	(525)	(382)	(143)	37
Agent commissions capitalized as SAC	76	41	35	85
Cost of equipment and handsets	(543)	(439)	(104)	24
Deferred costs from SAC	106	76	30	39
Advertising	(164)	(129)	(35)	27
Provisions	(40)	(23)	(17)	74
Bad debt expenses	(69)	(39)	(30)	77
Other operating expenses	(300)	(206)	(94)	46

Operating income before depreciation and amortization	(3,483)	(2,713)	(770)	28
Depreciation of PP&E	(615)	(478)	(137)	29

Amortization of intangible assets	(4,098)	(3,191)	(907)	28

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments totaled $677 (+151 or 29% vs. 1Q11), affected by an increase in the headcount of 5% and increases in salaries agreed by Telecom Argentina with various trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,587 at the end of 1Q12 (+5% vs. 1Q11), lines in service per employee reached 370 in the Fixed Services segment (-2% vs. 1Q11) and 3,734 in the Personal mobile services segment (-3% vs. 1Q11).

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $408 (+$44 or 12% vs. 1Q11) mainly due to higher volume of traffic, new site operating leases contracts and an increase in the mobile interconnection price.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $477 (+$116 or 32% vs. 1Q11), mainly due to higher costs from the Call Centers in the mobile services segments generated by higher requirements to them and higher tariffs recognized to suppliers due to salaries increases given to their employees. There were also increases in the maintenance costs mainly due to higher costs recognized to suppliers.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) reached $462 (+28% vs. 1Q11), influenced mainly by higher average rates in turnover taxes (over higher net sales) and higher municipal taxes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) were $525 (+143 or 37% vs. 1Q11), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges and collections.

In the other hand, agent commissions capitalized as SAC totaled $76, +$35 or 85% vs. 1Q11 and is directly related to the increase in the postpaid subscribers base in the Personal Mobile Services segment.

Cost of equipment and handsets

Cost of equipments and handsets totaled $543 (+104 or 24% vs. 1Q11) due to an increase in the number of handsets sold (+14% vs. 1Q11), especially high-end handsets to boost VAS and higher average unit cost of sales (+17% vs. 1Q11).

In the other hand, deferred costs from SAC totaled $106, +$30 or 39% vs. 1Q11 and is directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment.

Advertising

Advertising amounted to $164 (+35 or 27% vs. 1Q11), oriented towards the support of the commercial activity in Fixed Services - mainly in the Internet business – and in mobile services and to strengthen the brand position of the Telecom Group.

Provisions

Provisions totaled $40, +$17 or 74% vs. 1Q11. The increase was mainly due to an increase of civil and commercial proceedings amounting to $11 and in labor claims amounting to $6, vs. 1Q11.

Bad debt expenses

Bad debt expense reached $69 (+$30 vs. 1Q11), representing approximately 1% of the consolidated net revenues in both periods. The increase is observed mainly in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables.

Other operating costs

Other operating costs totaled $300 (+94 vs. 1Q11). The increase was mainly due to the subsidies’ elimination on certain public services (principally energy, both in the Fixed and Mobile segments in Argentina, +$35 vs. 1Q11) and to higher prices on related services, especially in Transportation, freight and travel expenses in the operations in Argentina.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $1,648 (+$212 or 15% vs. 1Q11). The margin represented 32% of consolidated net sales in 1Q12 (vs. 35% in 1Q11).

Depreciation and amortization

Depreciation and amortization reached $615 (+137or 29% vs. 1Q11). PP&E depreciation reached $77, amortization of SAC, $59 and amortization of other intangible assets totaled $1.

•	Operating income

Operating income reached $1,033 in 1Q12 (+$75 or 8% vs. 1Q11). The margin represented 20% in 1Q12 (vs. 23% in 1Q11).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Financial results, net

Financial results, net resulted in a net gain of $61, an improvement of $42 vs. 1Q11. This was mainly due to higher net financial interest (+$55 vs. 1Q11), due to the higher return on the Telecom Group’s net financial assets.

•	Net financial assets

As of March 31, 2012, Net financial assets (Cash and Cash Equivalents minus loans) amounted to $2,982, an improvement of $298 as compared to December 31, 2011 (totalized $2,684) due to the strong cash flow generation of the Telecom Group. The Fixed Services segment has net financial assets of $716, the Personal Mobile Services has net financial assets of $2,370 and the Núcleo Mobile Services segment has net financial debt of $104.

•	Capital expenditures (CAPEX)

During 1Q12, the Telecom Group invested $690 in PP&E and intangible assets (+49% vs. 1Q11), of which $298 or 43% were allocated to the Fixed Services segment (48% in 1Q11), $349 or 51% to the Personal Mobile Services segment (47% in 1Q11) and $43 or 6% to the Núcleo Mobile Services segment (5% in 1Q11). In relative terms, capex reached 13% of consolidated net sales of 1Q12 (11% in 1Q11), and were mainly for the Mobile network access, Transmission and Switching equipment, Computer equipment and SAC in the Mobile Services segments.

PP&E CAPEX amounted to $492 and intangible assets amounted to $198 in 1Q12, while in 1Q11 amounted to $333 and $129, respectively.

Likewise, during 1Q12 PP&E and intangible assets additions (CAPEX plus materials additions amounting to $53) amounted to $743 (+50% vs. 1Q11), of which $355 or 48% were allocated to the Fixed Services segment (vs. 50% in 1Q11), $350 or 47% to the Personal Mobile Services segment (vs. 45% in 1Q11) and $38 or 5% to the Núcleo Mobile Services segment (vs. 5% in 1Q11).

Main capex projects are related to the expansion of broadband services in order to improve transmission and speed available to the customers; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile customers.

•	Relevant matters

Telecom Argentina’s General Ordinary Shareholders’ Meeting resolutions

The General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share), which will be made starting on May 10, 2012. Moreover, $121 was allocated to the Legal Reserve and $2,553 to “Voluntary Reserves for Future Investments”.

Personal’s General Ordinary and Extraordinary Unanimous Shareholders’ Meeting resolutions

The General Ordinary and Extraordinary Unanimous Shareholders’ Meeting of Personal held on April 19, 2012, approved a cash dividend payment of $800 payable in two installments: $250 on April 26, 2012 and $550 on June 18, 2012.

Moreover, $910 was allocated to the “Reserves for future dividends” and $1,237 to a “Voluntary Reserve to finance the working capital and Investments in the country”. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to release the reserve for future cash dividends and the voluntary reserve for the finance of working capital and capital expenditures in Argentina.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

  3.   Summary comparative consolidated statements of financial position

	March 31,
	2012	2011

Current assets	5,826	4,119
Non-current assets	9,989	8,760

Total assets	15,815	12,879

Current liabilities	5,259	4,487
Non-current liabilities	1,681	1,194

Total liabilities	6,940	5,681

Equity attributable to Telecom Argentina	8,736	7,070
Equity attributable non-controlling interest	139	128

Total Equity	8,875	7,198

Total liabilities and equity	15,815	12,879

  4.   Summary comparative consolidated income statements

Three-month period ended March 31,	2012	2011

Total revenues	5,131	4,149
Operating costs	(4,098)	(3,191)

Operating income	1,033	958
Financial results, net	61	19

Net income before income tax expense	1,094	977
Income tax expense	(386)	(337)

Net income	708	640

Other comprehensive income, net of tax	25	47

Total comprehensive income	733	687

Net income per share attributable to Telecom Argentina (in pesos)	0.71	0.64

  5.   Statistical data (in physical units)

  ❖ Fixed services

Voice and data services

March 31,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,799,811	2,899	3,800,594	(34,973)	3,843,809	(8,350)	3,849,385	1,016	3,874,594	(4,371)
NGN lines	955,312	(40,306)	880,338	26,928	754,660	11,776	605,156	10,896	373,072	13,495
Installed lines (a)	4,755,123	(37,407)	4,680,932	(8,045)	4,598,469	3,426	4,454,541	11,912	4,247,666	9,124
Lines in service (b)	4,138,370	(2,765)	4,110,304	3,222	4,057,953	(2,307)	4,008,421	(1,635)	3,931,301	13,771
Customers lines (c)	4,054,491	(2,343)	4,024,236	5,177	3,966,266	(1,161)	3,915,573	254	3,830,520	16,646
Public phones installed	39,158	(921)	43,543	(1,303)	48,683	(1,592)	55,864	(2,511)	67,109	(3,441)
Lines in service per 100 inhabitants (d)	20.7	(0.1)	20.7	(0.1)	20.6	(0.1)	20.6	-	20.3	-
Lines in service per employee (e)	370	(3)	377	(2)	366	-	359	1	341	-

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)

Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of March 31, 2012, Telecom Argentina considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.

c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet

March 31,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,566,000	16,000	1,407,000	27,000	1,232,000	18,000	1,060,000	28,000	826,000	58,000
Total subscribers	1,566,000	16,000	1,407,000	27,000	1,232,000	18,000	1,060,000	28,000	826,000	58,000

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

❖ Mobile services

Personal

March 31,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	2,699,000	59,000	2,227,000	116,000	1,787,000	72,000	1,517,000	63,000	1,198,000	64,000
“Cuentas claras” plans	3,176,000	37,000	2,814,000	18,000	2,707,000	(2,000)	2,822,000	15,000	2,523,000	53,000
Prepaid subscribers	12,672,000	258,000	11,841,000	415,000	10,454,000	403,000	8,832,000	529,000	7,161,000	99,000
Total subscribers	18,547,000	354,000	16,882,000	549,000	14,948,000	473,000	13,171,000	607,000	10,882,000	216,000

Lines per employee	3,734	-	3,831	-	3,829	-	3,535	-	3,152	-

Núcleo

March 31,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	140,000	11,000	89,000	16,000	43,000	7,000	23,000	(1,000)	23,000	-
“Plan control” subscribers	227,000	7,000	199,000	8,000	161,000	8,000	143,000	3,000	141,000	1,000
Prepaid subscribers	1,829,000	37,000	1,604,000	-	1,604,000	(1,000)	1,649,000	2,000	1,518,000	62,000
Subtotal cellular	2,196,000	55,000	1,892,000	24,000	1,808,000	14,000	1,815,000	4,000	1,682,000	63,000
Internet subscribers - Wimax	7,000	(1,000)	9,000	(1,000)	11,000	(1,000)	16,000	1,000	11,000	4,000
Total subscribers	2,203,000	54,000	1,901,000	23,000	1,819,000	13,000	1,831,000	5,000	1,693,000	67,000

Lines per employee (**)	5,119	-	4,581	-	4,336	-	4,281	-	3,930	-

(*)	Includes mobile Internet subscribers.
(**)	Internet Wimax subscribers are not included.

  6.   Consolidated ratios

March 31,	2012	2011
Liquidity (1)	1.11	0.92
Solvency (2)	1.28	1.27
Locked-up capital (3)	0.63	0.68

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

  7.   Outlook

In 2012 the growth prospects for fixed line services will continue in line with the evolution experienced in recent years as a result of market maturity and international industry trends. Arnet Broadband business is well positioned to continue catching the opportunities the market offers. The launching of Arnet Play in 2011 has positioned Telecom Argentina in the video streaming content access market.

The mobile business is expected to continue expanding, albeit at more moderate rates than those of recent years. Mobile Internet will continue to gain further presence among its customer base. Value-added services are expected to continue to be one of the key sources of sales growth (in 2011, value-added services accounted for about 46% of Personal service revenues). Personal will continue working on expanding the mobile Internet experience. Coverage expansion and speed access improvement to 3G and HSDPA+ networks, and the more complete portfolio of advanced mobile devices will be the drivers to success in its operation in the Argentine market.

The mobile operation, which has consistently increased its share in the Argentine market, has developed a new identity of the Personal brand in lines with values in which Personal trusts so as to successfully perform Number Portability in 2012.

In order to provide the customers with newer and better services, the Telecom Group shall continue with its investment plans. Telecom Argentina will use its investments to accompany Broadband growth and new value-added initiatives in the Fixed Services segment, providing infrastructure to mobile operators, and streamlining its commercial and customer service systems. Personal will enhance its network infrastructure and seek to expand its coverage in 3G technology and bandwidth for mobile data transmission and customer service improvement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

VIII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The Telecom Group is in an excellent financial position because there are no financial commitments which cannot be settled by the internal cash flow generation. This has enabled on April 27, 2012, a cash dividend distribution in the amount of $807 which will be paid in May 2012 to the Company’s shareholders without needing a third parties financing and in line with an important investment plan of the Group for 2012.

The strategy implemented by the Management of Telecom Argentina introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2012

IX

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		March 31,	December 31,
	Note	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	5 / 6	3,122	2,818
Trade receivables	5	1,779	1,790
Other receivables	5	378	306
Inventories	5	547	536

Total current assets		5,826	5,450

Non-Current Assets
Trade receivables	5	29	30
Other receivables	5	111	103
Investments	5	1	1
Property, plant and equipment (“PP&E”)	5	8,352	8,247
Intangible assets	5	1,496	1,488

Total non-current assets		9,989	9,869

TOTAL ASSETS		15,815	15,319

LIABILITIES
Current Liabilities
Trade payables	5	2,997	3,407
Deferred revenues	5	324	292
Financial debt	5	24	19
Salaries and social security payables	5	593	536
Income tax payables	5	755	605
Other taxes payables	5	440	457
Dividends payables	5	23	-
Other liabilities	5	52	30
Provisions	9	51	173

Total current liabilities		5,259	5,519

Non-Current Liabilities
Deferred revenues	5	302	307
Financial debt	5	116	115
Salaries and social security payables	5	137	136
Deferred income tax liabilities	5	203	210
Income tax payables	5	13	13
Other liabilities	5	71	72
Provisions	9	839	782

Total non-current liabilities		1,681	1,635

TOTAL LIABILITIES		6,940	7,154

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Telecom Argentina		8,736	8,021
Non-controlling interest		139	144

TOTAL EQUITY	10	8,875	8,165

TOTAL LIABILITIES AND EQUITY		15,815	15,319

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended March 31,
	Note	2012	2011
Revenues	5	5,126	4,134
Other income	5	5	15

Total revenues		5,131	4,149

Employee benefit expenses and severance payments	5	(677)	(526)
Interconnection costs and other telecommunication charges	5	(408)	(364)
Fees for services, maintenance, materials and supplies	5	(477)	(361)
Taxes and fees with the Regulatory Authority	5	(462)	(361)
Commissions	5	(449)	(341)
Cost of equipments and handsets	5	(437)	(363)
Advertising	5	(164)	(129)
Provisions	9	(40)	(23)
Bad debt expenses	5	(69)	(39)
Other operating expenses	5	(300)	(206)
Depreciation and amortization	5	(615)	(478)

Operating income		1,033	958
Finance income	5	130	59
Finance expenses	5	(69)	(40)

Net income before income tax expense		1,094	977
Income tax expense	5	(386)	(337)

Net income for the period		708	640

Attributable to:
Telecom Argentina		698	634
Non-controlling interest		10	6

		708	640

Earnings per share attributable to Telecom Argentina– basic and diluted	2.d	0.71	0.64

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended March 31,
	2012	2011

Net income for the period	708	640

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	25	47

Other components of the comprehensive income, net of tax	25	47

Total comprehensive income for the period	733	687

Attributable to:
Telecom Argentina	715	666
Non-controlling interest	18	21

	733	687

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina
	Capital stock (1)	Inflation adjustment of capital	Total capital stock	Legal reserve	Currency translation adjustment	Retained earnings	Total	Equity attributable to non- controlling	Total Equity
		stock						interest

Balances at January 1st, 2011 under Argentine GAAP	984	2,688	3,672	360	139	2,066	6,237	-	6,237
IFRS adoption adjustments (Note 4)	-	-	-	-	(112)	279	167	107	274
Adjusted balances at January 1st, 2011 under IFRS	984	2,688	3,672	360	27	2,345	6,404	107	6,511
Comprehensive income (loss):
Net income for the period	-	-	-	-	-	634	634	6	640
Other comprehensive income	-	-	-	-	32	-	32	15	47
Total Comprehensive Income	-	-	-	-	32	634	666	21	687

Balances at March 31, 2011	984	2,688	3,672	360	59	2,979	7,070	128	7,198

Balances at January 1st, 2012 under Argentine GAAP	984	2,688	3,672	451	181	3,482	7,786	-	7,786
IFRS adoption adjustments (Note 4)	-	-	-	-	(135)	370	235	144	379
Adjusted balances at January 1st, 2012 under IFRS	984	2,688	3,672	451	46	3,852	8,021	144	8,165
Dividendos de Núcleo (2)	-	-	-	-	-	-	-	(23)	(23)
Comprehensive income (loss):
Net income for the period	-	-	-	-	-	698	698	10	708
Other comprehensive income	-	-	-	-	17	-	17	8	25
Total Comprehensive Income	-	-	-	-	17	698	715	18	733

Balances at March 31, 2012	984	2,688	3,672	451	63	4,550	8,736	139	8,875

(1) As of March 31, 2012 and 2011, there were 984,380,978 shares issued and fully paid.

(2) As approved by the Ordinary and Extraordinary Shareholders’ Meeting of Núcleo held on March 16, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	000000000000000000	000000000000000000	000000000000000000
	Note	Three-month periods ended March 31,
		2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		708	640
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		67	49
Depreciation of PP&E	5	426	349
Amortization of intangible assets	5	189	129
Consumption of materials	5	44	21
Gain on disposal of PP&E		-	(4)
Provisions	9	67	37
Interest and other financial losses		(9)	(28)
Income tax expense	5	386	337
Income tax paid	6	(217)	(185)
Net increase in assets	6	(76)	(98)
Net increase in liabilities	6	(283)	(42)

Total cash flows provided by operating activities		1,302	1,205

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	6	(845)	(593)
Subscriber acquisition costs (“SAC”) and service connection or habilitation costs	6	(156)	(114)
Other intangible asset acquisitions	6	(6)	(2)
Proceeds from the sale of PP&E		-	4

Total cash flows used in investing activities		(1,007)	(705)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financial debt	6	(3)	(16)
Payment of interest	6	(2)	(2)

Total cash flows used in financing activities		(5)	(18)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		14	11

INCREASE IN CASH AND CASH EQUIVALENTS		304	493
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	2,818	1,376

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	3,122	1,869

See Note 6 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2012 AND 2011

(In millions of Argentine pesos, except as otherwise indicated)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

Argentine GAAP: Generally Accepted Accounting Principles in force in Argentina for the Company (without considering the adoption of IFRS).

ARO: Asset Retirement Obligation.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company: Telecom Argentina S.A. and its consolidated subsidiaries.

CPCECABA: The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

CPP (Calling Party Pays): The system whereby the party placing a call to a wireless phone rather than the wireless subscriber pays for the air time charges for the call.

D&A: Depreciation and amortization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRIC: International Financial Reporting Interpretations Committee.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Micro Sistemas: Micro Sistemas S.A.

NDF (Non Deliverable Forward): A generic term for a set of derivatives which cover national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in non-convertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a pre-determined price and are typically settled in US dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

Nortel: Nortel Inversora S.A. Telecom’s controlling company.

Núcleo: Núcleo S.A.

OCI: Other Comprehensive Income.

PCS (Personal Communications Service): A wireless communications service with systems that operate in a manner similar to cellular systems.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

RT: Technical resolutions issued by the FACPCE.

RT26: Technical resolution No. 26 issued by the FACPCE, amended by RT29.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SAC: Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SIC: Standing Interpretation Committee.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

Universal Service or SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 1 – DESCRIPTION OF BUSINESS

Telecom Argentina was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990, upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2 as of December 31, 2011 Consolidated Financial Statements.

Entities included in consolidation and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Telecom USA	100.00%		09.12.00
Micro Sistemas (ii)	99.99%		12.31.97
Personal	99.99%		07.06.94
Springville (ii)	100.00%	Personal	04.07.09
Núcleo (iii)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at March 31, 2012 and 2011.
(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

NOTE 2 –	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 7.

b)	Basis of preparation

These consolidated financial statements have been prepared in accordance with RT 26 as adopted by the CPCECABA, and as required by the CNV.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

These condensed consolidated financial statements are the first prepared in accordance with RT 26 for statutory purposes, because the consolidated financial statements as of December 31, 2011 were prepared in accordance with FACPCE RT 6, 8, 9, 14, 16, 17, 18, 21 and 23, as adopted by the CPCECABA. However, as from January 1st, 2012, and in accordance with CNV framework, the Company must prepare its financial statements under IFRS as issued by the IASB as provided by RT 26. Notwithstanding, the Company has prepared the 2011 and 2010 Annual consolidated financial statements under IFRS as issued by the IASB which were included in their respective 20F, so the fiscal year 2012 is not the first IFRS adoption for the Company as provided by IAS 1 and, consequently, IAS 1 is not applied in these interim consolidated financial statements.

For the preparation of these condensed consolidated financial statements, the Company has elected to make use of the option provided by IAS 34. So, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2011 Annual consolidated financial statements which can be reviewed at the Company’s website (www.telecom.com.ar/inversores).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. Actual results could differ from those estimates.

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3).

Publication of these consolidated financial statements for the period ended March 31, 2012 was approved by resolution of the Board of Directors’ meeting held on May 3, 2012.

c)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•

the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within 12 months after the period-end;

•

the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•	the consolidated statements of comprehensive income include the profit or loss for the period as shown in the consolidated income statement and all components of other comprehensive income;
•

the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with owners in their capacity as owners;

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the Argentine Corporations Law and/or by the CNV have been included in the accompanying consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the three-month periods ended March 31, 2012 and 2011, the weighted average of shares outstanding totaled 984,380,978 shares.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a)	Going concern

The consolidated financial statements for the periods ended March 31, 2012 and 2011 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

b)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The financial statements of the Company’s foreign subsidiaries (Núcleo, Telecom USA and Springville) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the reporting period. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of consolidated foreign subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for the reporting period.

c)	Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the period or at the end of the prior year, are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

d)	Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of March 31, 2012 and 2011.

Control exists when the Parent (Telecom Argentina) has the power to determine the financial and operating policies of a subsidiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the period are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial period-end of all the subsidiaries’ financial statements coincides with that of the Parent and they have been prepared using the Company’s accounting policies.

e)	Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Company discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Company and are disclosed by nature: Voice services and Data transmission and Internet services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable contractual period of permanence.

Other income mainly includes penalties collected from suppliers and gains on the sale of PP&E, which are realized in the ordinary course of business but are not the main business objective.

The Company’s principal sources of revenues by reportable segments are:

Fixed telecommunication services and products

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized on a monthly basis as services are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services when they are provided.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 9 years in the case of fixed telephony).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Rehabilitation fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a rehabilitation fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, rehabilitation revenues are higher than its associated direct expenses.

Revenues from sales of goods, such as telephone and other equipment, are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

The Company provides international telecommunications services in Argentina including voice and data services and international point-to-point leased circuits. Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls. Revenues are recognized as services when they are provided.

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services when they are rendered.

Mobile telecommunication services and products

The Company provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), the Company recognizes revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which it has been used for the Company in these consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

f)	Financial instruments

f.1) Financial assets

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a)	the Company’s business model for managing the financial assets; and
(b)	the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Investments

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), salaries and social security payables (see n) below) and certain other liabilities.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9, when they do not qualify for hedge accounting or in accordance with IAS 39 when they meet the conditions for hedge accounting.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a) at the inception of the hedge, the hedging relationship is formally designated and documented;

b) the hedge is expected to be highly effective;

c) its effectiveness can be reliably measured;

d) the hedge is highly effective throughout the financial reporting periods for which it is designated.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

g)	Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a service contract with a monthly fee for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Company considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract during the minimum non-cancelable term.

h)	PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized in the consolidated income statement prospectively.

i)	Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

- Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met. The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

- Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 9 years.

- PCS license (Argentina)

The Company, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through financial year 2007. Renewal costs are being amortized over 5 years.

- Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 5 years through fiscal year 2016.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

- Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (15 years).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

j)	Leases

Finance leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as finance leases. The Company recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2020. Rental expense is included under Other operating expenses item line in the consolidated income statements.

k)	Impairment of intangible assets and PP&E

At every annual or interim closing date, the Company assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss would be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs. The Company considers each legal entity of the Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company at March 31, 2012 and 2011 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the periods presented, the Company estimates that there are no indicators of impairment of assets that are subject to amortization.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

l)	Other liabilities

Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)	Deferred revenues

Deferred revenues include:

-	Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packages for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by the customers or when the card expires, whichever happens first. See e) Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products, above.

-	Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See e) Revenues – Fixed telecommunication services and products, above.

-	Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See e) Revenues – Mobile telecommunication services, above.

-	Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

n)	Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

o)	Taxes payables

The Company is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Group. It is also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for the Company are the following:

- Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The tax expense for the period comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The statutory income tax rate in Argentina was 35% for all periods presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 14.75%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in Uruguay was 25% for all periods presented.

The statutory income tax rate in the United States of America was 39.5% and 32.5%, for the periods ended March 31, 2012 and 2011, respectively.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates were approximately 4.6% and 4.5% for the periods ended March 31, 2012 and 2011, respectively.

- Other taxes

Since the beginning of 2001, telecommunication services companies have been required to contribute a SU tax to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues.

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Company has the right to transfer this tax to its customers but this is not always possible. Such incremental cost is included in the item line “Cost of equipments and handsets”.

p)	Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 9.

Provisions also include the expected costs of dismantling assets and restoring the site if a legal or constructive obligation exists, as mentioned in 3.h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)	Dividends

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

r)	Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include:

•	interest accrued on the related financial assets and liabilities using the effective interest rate method;
•	changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;
•	gains and losses on foreign exchange and financial instruments (including derivatives);
•	other financial results (repurchase of financial debt, etc.).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 4 – IFRS ADOPTION IN ACCORDANCE WITH CNV FRAMEWORK

The CNV, through its General Resolution No. 562/09 (“RG 562/09”) adopted RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including the Company and Personal. RT 26 adopts IFRS as issued by the IASB. The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012.

With the aim to include them in Form 20-F filed with the SEC, the Company issued its First Financial Statements as of December 31, 2010 and 2009 under IFRS as issued by the IASB, adopting January 1st, 2009 as the transition date. The Financial Statements as of December 2011, 2010 and 2009 under IFRS are available to the public at the Company’s website (www.telecom.com.ar/inversores) in its Spanish version.

In compliance with the requirements of RG 562/09, as from January 1st 2012, the Company has adopted RT 26. So, these consolidated financial statements for the three-month periods ended March 31, 2012 and the comparative figures are the first interim financial statements under IFRS.

In this note it is included the reconciliation of the balance sheet information prepared under Argentine GAAP and IFRS as of December 31, 2011 and 2010 and as of March 31, 2011 as well as the reconciliation of the income statement information prepared under Argentine GAAP and IFRS for the three-month period ended March 31, 2011 and for the year ended December 31, 2011, as required by RT 26.

These reconciliations can be reviewed at the Company’s website (www.telecom.com.ar/inversores) in its Spanish version as well as at www.cnv.gob.ar.

It is noted that the Company´s management has elected to make use of some of the exemptions provided for in IFRS 1 with the aim to simplify the first-time adoption of IFRS. The Company has made use of the exemptions as detailed below:

•

Deemed cost for Fixed Assets: Argentine GAAP valuation for fixed assets has been elected as deemed cost at the transition date to IFRS, since it was considered to be broadly comparable to cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

•

Cumulative translation differences for foreign operations: The cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS. This exemption applies to the financial statements translations of the subsidiaries Núcleo and Telecom USA.

•	Business combinations: The Company has elected not to apply IFRS 3 (as revised in 2008) retrospectively to business combinations that occurred before the date of transition to IFRS.

•

Share- based payment transactions: The Company has elected not to apply IFRS 2 “Share-based Payment” to equity instruments that were granted on or before November 7, 2002. This exemption applied to the Share Ownership Program described in note 19 to the Annual Consolidated Financial Statements under IFRS as of December 31, 2011.

Additionally, there is no evidence that shows that IFRS estimates at the transition date are not consistent with the estimates made for the same date made in accordance with Argentine GAAP, after adjustments to reflect any difference in accounting policies.

The other compulsory exceptions of IFRS 1 have not been applied as they are not relevant to the Company.

In addition, IFRS provides for alternative criteria for measurement after initial recognition of each class of PP&E and Intangible Assets. An entity shall choose either the “cost model” or the “revaluation model”. The Company´s Management has elected to continue applying the “cost model” for all classes of PP&E and intangible assets.

Additionally, the Company early adopted IFRS 9 for the first Financial Statements under IFRS.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The following tables show the reconciliation of the equity information as of March 31, 2011, as of December 31, 2011 and 2010 and the reconciliation of the net income for the three-month period ended March 31, 2011 and for the year ended December 31, 2011.

Reconciliation of equity as of December 31, 2011 and 2010 and as of March 31, 2011:

	December 31, 2011	March 31, 2011	December 31, 2010
Net equity under Argentine GAAP	7,786	6,915	6,237
IFRS adjustments:
1 Non-controlling interest	174	160	126
Subtotal equity and non-controlling interest under Argentine GAAP	7,960	7,075	6,363

2 Revenue recognition
2.1 Upfront connection fees	(99)	(98)	(100)
2.2 Revenues from contracts for the construction of networks and other assets	-	8	4
2.3 Customer loyalty programs	(9)	(1)	(4)

3 Intangible Assets
3.1 Service connection or habilitation costs	101	102	105
3.2 SAC	529	365	359

4. Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	(107)	(108)	(70)

5. Borrowing costs that do not qualify for capitalization	(37)	(44)	(47)

6. Other adjustments
6.1 Inventories	6	8	9
6.2 Fixed assets held for sale	(1)	(1)	(1)
6.3 Prepaid Expenses for link services	2	2	2

7. Tax effects on IFRS adjustments	(180)	(110)	(109)
Total equity under IFRS	8,165	7,198	6,511
Equity attributable to Telecom Argentina	8,021	7,070	6,404
Equity attributable to non-controlling interest	144	128	107

Reconciliation of net income for the three-month period ended March 31, 2011 and for the year ended December 31, 2011:

	Year ended December 31, 2011	Three-month period ended March 31, 2011
Net income under Argentine GAAP	2,422	628
IFRS adjustments:
1. Non-controlling interest	28	9
Net Income and non-controlling interest under Argentine GAAP	2,450	637

2 Revenue recognition
2.1 Upfront connection fees	1	2
2.2 Revenues from contracts for the construction of networks and other assets	(4)	4
2.3 Customer loyalty programs	(5)	3

3 Intangible Assets
3.1 Service connection or habilitation costs	(4)	(3)
3.2 Subscriber acquisition costs	170	6

4 Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	(2)	(10)

5 Borrowing costs that do not qualify for capitalization	10	3

6 Other adjustments
6.1 Inventories	(3)	(1)
6.2 Fixed assets held for sale	-	-
6.3 Prepaid Expenses for link services	-	-

7 Tax effects on IFRS adjustments	(71)	(1)
Net income under IFRS	2,542	640
Net income attributable to Telecom Argentina	2,513	634
Net income attributable to non-controlling interest	29	6

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Reconciliation of Net income with Other comprehensive income under IFRS	Year ended December 31, 2011	Three-month period ended March 31, 2011
Net income	2,542	640

Other comprehensive income
Currency translation adjustments (non-taxable)	(a) 27	(b) 47

Total comprehensive income	2,569	687

Attributable to:
Telecom Argentina	2,532	666
Non-controlling interest	37	21
	2,569	687

(a)

It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $62 net of the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements’ decrease of $35.

(b)

It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $75 net of the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements’ decrease of $28.

(a)	Differences in measurement methods

After considering exemptions elected and the “cost model” chosen to measure PP&E and Intangible Assets, the main differences identified between Argentine GAAP and IFRS are described below:

1	Non-controlling interest

Under IFRS, the non-controlling interest in a subsidiary should be presented within total equity in the consolidated statement of financial position, identifying separately the portion attributable to the parent (economic rights attributable to Telecom Argentina as Parent company) and the portion attributable to the non-controlling interest (represented by ABC Telecomunicaciones S.A. as non-controlling shareholder of Núcleo and Nortel as non-controlling shareholder of Personal) instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP.

Likewise, the non-controlling interest in a subsidiary´s profit or loss for the period was presented within net income in the consolidated statement of income as a gain or loss incurred by the parent.

2	Revenue recognition

2.1	Upfront connection fees

Under IFRS, non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of the customer relationship as applicable. This approach is consistent with the recognition of service connection costs described in 3.1 below. This accounting treatment differs from that provided for under Argentine GAAP, where up-front connection fees were fully recognized as income when the customer was connected to the network or the service was enabled, which usually occurred at the beginning of the relationship with the customer.

Such impacts are substantially originated in Telecom Argentina from the connection of fixed line customers, with an estimated deferral period of 9 years.

2.2	Revenues from contracts for the construction of networks and other assets

Revenue from construction contracts are substantially derived from the construction of data networks or other value-added services assets for large customers of fixed telephony.

Under IFRS, revenues from construction contracts that are specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use, in which the buyer is able to specify the major structural elements of the design before construction, should be accounted for by reference to the stage of completion of the contract activity. Under this method, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period, thus recognizing profit margin of the contract. The stage of completion of a contract may be determined in a variety of ways. The Company has used the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Any expected loss by reason of the contract should be recognized immediately as an expense.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Under Argentine GAAP revenues for construction contracts were fully recognized when construction was completed and the assets were transferred to the buyer together with related risks and benefits.

2.3	Customer Loyalty Programs

Personal offers to its customers a loyalty program named “Club Personal”. Under such program Personal grants award credits as part of the sale transactions which can be subsequently redeemed for goods or services. IFRS requires that the fair value of the award credits be accounted for as deferred revenue, and recognized when the award credits are redeemed or expire. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers. Under Argentine GAAP such program was accounted for considering the cost of the points expected to be redeemed by the customers. Such cost was recorded as operating expenses at the time the points were granted to the customers. Reconciling item reflects the net effect of (i) deferral of revenues associated with unredeemed points valued at exit fair value, net of income accrued for the period/year, and (ii) reversal of operating costs accrued under Argentine GAAP based on points expected to be effectively redeemed.

2.4	Revenue recognition on contracts with multiple deliverables

Under IFRS, total revenue generated by transactions that include separately identifiable components (as equipment and service) should be allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue.

IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”.

The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the fair value of those components which fair value can be individually determined.

Personal is engaged in sale transactions including multiple identifiable components whose fair value determination becomes more complex and relate to sales of equipment to customers jointly with contracts with minimum duration, fixed monthly bills for services and cancellation fees for early termination. For such transactions, equipment is sold at a discount compared to selling price of equipment sold without related service contract. However, the fair value of services sold is independent of the fact that the customer purchases a handset together with the service. Therefore the fair value of equipment sold can be determined as the difference between the total arrangement consideration and the service fair value.

Consequently, the allocation of revenues between equipment and services under IFRS is equivalent to the revenues accounted for under Argentine GAAP, where revenues from sale of each component of the transaction were recognized by the amount contractually agreed with the client, recognizing equipment revenues when the item is delivered to the customer and service revenues when rendered.

Therefore, considering the industry accounting practices currently prevailing under IFRS there is no quantitative impact for this matter between IFRS and Argentine GAAP.

3	Intangible Assets

3.1	Service connection or habilitation costs

Under IFRS direct costs incurred for connecting customers to the network are accounted for as assets and then amortized over the term of the contract with the customer if certain conditions are met. This approach is consistent with the recognition of up-front connection fees described in 2.1 above. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly in Telecom Argentina for the installation of fixed lines whose average deferral period is 9 years.

Under Argentine GAAP, connection costs were expensed as incurred, in order to match these costs with connection revenues that were fully recognized in the same period.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3.2	Subscriber acquisition costs

Under IFRS, direct and incremental costs incurred for the acquisition of new subscribers with minimum contractual duration are capitalized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably. Capitalized SAC is amortized on a straight-line basis over the term of the contract with the customer.

The cost of acquiring postpaid and “cuentas claras” customers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforced termination penalty and fixed monthly bill for services. SAC are mainly composed of upfront commissions paid to third parties and subsidies on the sale of handsets. Under Argentine GAAP, these costs were expensed as incurred since there were no specific criteria for deferral of costs associated with customer contracts.

4	Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements

Under IFRS financial statements of any entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period. Under Argentine GAAP financial statements of Núcleo were prepared in guaranies –the local and functional currency of Núcleo- restated in terms of the measuring unit current at the end of the reporting period. However, the economic environment where Núcleo performs its activities does not meet the requirements established by IFRS to consider the Paraguayan economy as hyperinflationary. The reconciling item reflects the reversal of the inflation adjustment made under Argentine GAAP, after considering the IFRS 1 exemption for deemed cost for the measurement of fixed assets described above.

5	Borrowing costs that do not qualify for capitalization

Under IFRS, capitalization of foreign currency exchange differences originated in foreign currency denominated debt is required as part of the cost of a qualifying asset, when they are considered to be an adjustment to interest costs. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use.

Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were capitalized as part of the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met (the devaluation of the Peso in that period was approximately 180%).

The reconciliation item represents the reversal of the amounts capitalized under Argentine GAAP in Telecom Argentina that do not comply with the requirements for capitalization under IFRS, net of accumulated depreciation.

6	Other adjustments

6.1	Inventories

Under IFRS inventories are measured at the lower of cost and net realizable value, while “Last in first out” method is not allowed. Under Argentine GAAP inventories were stated at replacement cost.

The reconciliation item is substantially generated in Personal, with a lower impact generated by Núcleo’s inventories

6.2	Fixed Assets held for sale

According to IFRS non-current assets should be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. To meet that definition, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

Under Argentine GAAP the Company classified certain fixed assets as held for sale. Such assets were included under the caption “Other assets” and measured at the lower of cost less depreciation at the time of transfer to the Held-for-sale category or net recoverable value. As far as those assets do not comply with the requirements stated by IFRS to be classified as held for sale, they should be classified as PP&E and measured at cost less accumulated depreciation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

6.3	Prepaid expenses for link services

The Company has link service contracts with other operators for a contractually agreed period. Such services require a connection to link the network, whose cost (“One Time”) is paid at the beginning of the contractual relationship and that, under IFRS, must be recognized as a prepaid expense and charged to expense over the term of contract. According to Argentine GAAP, those costs were expensed as incurred.

7	Tax effects on IFRS adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate, at a tax rate of 35%.

It should be noted that these amounts include the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo as it is considered probable that those results will flow to Personal in the form of dividends. Under Argentine GAAP this additional income tax rate was recognized according to the proposal for dividend distribution to be considered by the next shareholder´s meeting of Núcleo.

(b)	Disclosures differences

1.	Impacts of the implementation of IFRS in the income statement

Below there is a description of the main disclosure differences affecting the consolidated income statement:

a)

there are no specific rules under IFRS regarding the form to present the income statement of a company. Presentation of income and expenses by nature or by function is allowed (cost of services provided, administration and selling expenses). The Company has elected to disclose income and expenses by nature; which is a common practice in the telecommunications industry, is consistent with the cost control methodology in the Telecom Group and also allows to present in the body the income statement the subtotal “Operating income before Depreciation and Amortization” which is an important indicator of financial performance for the industry and investors, and

b)

the items that were included under Other expenses, net under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be. Provisions, allowance for obsolescence of inventories and materials and severance payments are included as operating costs under IFRS, except for the financial components, that are included in financial results.

2.	Impacts of the implementation of IFRS in the Cash Flow statement for the three-month period ended March 31, 2011 and for the years 2011 and 2010

In compliance with the provisions of RT 26 (as amended by RT 29), the most significant differences identified in the cash flow statements prepared in accordance with IFRS and Argentine GAAP are summarized below.

The Company considers as cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months. As a result, no differences exist between the total amount of cash and cash equivalents reported in the consolidated financial statements under Argentine GAAP and the statement prepared under IFRS as of December 31, 2011. However, by December 31, 2010, and by March 31, 2011, there were $ 9 and $35, respectively, of Núcleo overdrafts that under IFRS should be net from cash and cash equivalents, rather than being presented as a debt according to Argentine GAAP.

In addition certain differences exist between cash flows from operating, investing and financing activities reported in the consolidated financial statements under Argentine GAAP and the corresponding amounts under IFRS. These differences are mainly related to the payments of SAC and service connection and habilitation costs allocated in investing activities instead of operating activities as described in 3.1 and 3.2 above. Such differences reflect an increase of net cash flows used in investing activities under IFRS amounting to $724 and $104 as of December 31, 2011 and March 31, 2011, respectively.

Also, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents was not presented in a separate cash flow statement category as required by IFRS. This effect amounted to $31 and $11 at December 31, 2011 and March 31, 2011, respectively.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3.	Impacts of the implementation of IFRS in Segment Information

In relation to the main differences that affect the Segment Information, below is a description of the most relevant:

a)	IFRS require that segment information must be presented according to the “management approach”, while Argentine GAAP required that the information must be presented according to “accountant approach”;
b)

Under IFRS, the Company is required to disclose inter-segment sales and sales by geographic location. This information was not required by Argentine GAAP. Eliminations of intersegment transactions should be made to obtain consolidated figures, resulting in differences in operating results of each segment between Argentine GAAP and IFRS.

NOTE 5 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	March 31,	December 31,
CURRENT ASSETS	2012	2011
a) Cash and cash equivalents
Cash	11	8
Banks	144	94
Time deposits	2,802	2,638
Time deposits – Related parties (Note 8.c)	33	69
Mutual funds	132	9

	3,122	2,818

b) Trade receivables
Fixed services	724	724
Fixed services – Related parties (Note 8.c)	3	1
Personal mobile services	1,174	1,188
Personal mobile services – Related parties (Note 8.c)	14	11
Núcleo mobile services	40	36

Subtotal	1,955	1,960
Allowance for doubtful accounts	(176)	(170)

	1,779	1,790

Movements in the allowance for current doubtful accounts are as follows:

	March 31,	March 31,
	2012	2011
At December 31,	(170)	(151)
Additions – Bad debt expenses	(69)	(39)
Uses	60	34
Currency translation adjustments	3	(1)

At March 31,	(176)	(157)

	March 31,	December 31,
	2012	2011
c) Other receivables
Prepaid expenses	222	164
Tax credits	46	56
Compensation Fund contributions to be accrued	32	-
Credits for return of terminals in guarantee	31	5
Restricted funds	10	23
Related parties (Note 8.c)	1	1
Other	48	69

Subtotal	390	318
Allowance for doubtful accounts	(12)	(12)

	378	306

Movements in the allowances are as follows:

	March 31,	March 31,
	2012	2011
At December 31,	(12)	(13)
Reversals	-	1

At March 31,	(12)	(12)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	March 31,	December 31,
	2012	2011
d) Inventories
Mobile handsets and equipment	541	536
Fixed telephones and equipment	23	19

Subtotal	564	555
Allowance for obsolescence of inventories	(17)	(19)

	547	536

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,	March 31,
	2012	2011
At December 31,	(19)	(23)
Reversals	2	-
Uses	-	4

At March 31,	(17)	(19)

The cost of equipment and handsets is as follows:

	March 31,	March 31,
	2012	2011
Inventory balance at the beginning of the year	555	475
Plus:
Purchases	559	377
Deferred costs from SAC	(106)	(76)
Transfers from materials	1	-
Net additions (decreases) from allowance for obsolescence	(3)	5
Mobile handsets lent to customers at no cost	(1)	(1)
Replacements to customers	(4)	(3)
Less:
Inventory balance at period end	(564)	(414)

COST OF EQUIPMENTS AND HANDSETS	437	363

Cost of handsets – Mobile services	427	339
Cost of equipments – Fixed services	10	24

COST OF EQUIPMENTS AND HANDSETS	437	363

	March 31,	December 31,
	2012	2011
NON CURRENT ASSETS
e) Trade receivables
Fixed services	29	30

	29	30

f) Other receivables
Credit on SC Resolution No. 41/07 and IDC	88	90
Prepaid expenses	69	68
Restricted funds	24	23
Tax credits	22	22
Compensation Fund contributions to be accrued	8	-
Other	5	7

Subtotal	216	210
Allowance for regulatory matters	(88)	(90)
Allowance for doubtful accounts	(17)	(17)

	111	103

Movements in the allowances are as follows:

	March 31,	March 31,
	2012	2011
At December 31,	(90)	(90)
Uses	2	-

At March 31,	(88)	(90)

	March 31,	December 31,
	2012	2011
g) Investments
2003 Telecommunications Fund	1	1

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	March 31,	December 31,
	2012	2011
h) PP&E
Land and buildings	899	873
Computer equipment and software	1,141	1,165
Switching and transmission equipment	2,159	2,173
Mobile network access and external wiring	2,286	2,209
Work in progress	1,449	1,420
Other tangible assets	187	182

Subtotal	8,121	8,022
Materials	246	240
Valuation allowance for materials	(15)	(15)

	8,352	8,247

Movements in PP&E (without allowance for materials) are as follows:

	March 31,	March 31,
	2012	2011
At December 31,	8,262	7,387
CAPEX	492	333
Materials	53	32

Total PP&E additions	545	365
Currency translation adjustments	31	75
Transferred to Inventories	(1)	-
Decreases	(44)	(21)
Depreciation	(426)	(349)

At March 31,	8,367	7,457

Movements in the valuation allowance for materials are as follows:

	March 31,	March 31,
	2012	2011
At December 31,	(15)	(22)
Uses	-	1

At March 31,	(15)	(21)

	March 31,	December 31,
	2012	2011
i) Intangible assets
Licenses	588	590
SAC	547	529
Service connection or habilitation costs	99	101
Rights of use	236	248
Other intangible assets	26	20

	1,496	1,488

Movements in Intangible assets are as follows:

	March 31,	March 31,
	2012	2011
At December 31,	1,488	1,233
CAPEX	198	129
Currency translation adjustments	(1)	1
Amortization	(189)	(129)

At March 31,	1,496	1,234

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	March 31,	December 31,
CURRENT LIABILITIES	2012	2011
j) Trade payables
PP&E suppliers	1,007	1,405
Other assets and services suppliers	1,302	1,208
Inventory suppliers	546	643

Subtotal	2,855	3,256
Related parties (Note 8.c)	106	117
Agent commissions	25	23
SU reimbursement	11	11

	2,997	3,407

k) Deferred revenues
Deferred revenue on prepaid calling cards	253	228
Deferred revenue on connection fees	30	27
Deferred revenue on sale of capacity and related services	22	22
Deferred revenue on customer loyalty programs	17	13
Deferred revenue from CONATEL	2	2

	324	292

l) Financial debt
Bank loans	24	17
Accrued interest	-	2

	24	19

m) Salaries and social security payables
Vacation and bonuses	385	359
Social security payables	83	113
Termination benefits	65	64
Compensation Fund contributions	60	-

	593	536

n) Income tax payables
Income tax payables	1,815	1,425
Payments in advance of income taxes	(1,063)	(823)
Law No. 26,476 Tax Regularization Regime	3	3

	755	605

o) Other taxes payables
VAT, net	140	129
Tax on SU	84	85
Tax withholdings	72	85
Internal taxes	49	50
Regulatory fees	41	40
Turnover tax	23	40
Municipal taxes	14	13
Retention Decree No.583/10 ENARD	8	8
Other	9	7

	440	457

p) Dividends payables
Related parties (Note 8.c)	23	-

	23	-

q) Other liabilities
Union agreements	21	-
Guarantees received	9	8
Legal fees	3	3
Other	19	19

	52	30

NON CURRENT LIABILITIES
r) Deferred revenues
Deferred revenue on sale of capacity and related services	207	208
Deferred revenue on connection fees	66	73
Deferred revenue on customer loyalty programs	22	18
Deferred revenue from CONATEL	7	8

	302	307

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	March 31, 2012	December 31, 2011
s) Financial debt
Bank loans	116	115

t) Salaries and social security payables
Termination benefits	131	136
Compensation Fund contributions	6	-

	137	136

u) Deferred income tax liabilities
Deferred tax assets:
Tax loss carryforwards	(2)	(2)
Allowance for doubtful accounts	(82)	(71)
Provisions	(321)	(344)
Termination benefits	(63)	(66)
Other, net	(46)	(51)
Deferred tax liabilities:
PP&E and intangible assets	717	744

Pasivo impositivo diferido neto 203		210

v) Income tax payables
Law No. 26,476 Tax Regularization Regime	13	13

	13	13

w) Other liabilities
Vendor guarantees on third parties claims	35	34
Pension benefits	25	23
Court fees	8	11
Legal fees	3	4

	71	72

x) Aging of assets and liabilities at March 31, 2012

Date due	Cash and cash equivalents	Trade receivables	Other receivables	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Other liabilities
Total due	-	500	-	153	-	-	-	-	-	-	-
Not due
Second quarter 2012	3,122	1,252	226	2,843	265	8	363	752	-	440	35
Third quarter 2012	-	13	60	1	22	4	72	1	-	-	7
Fourth quarter 2012	-	8	54	-	19	6	61	1	-	-	6
First quarter 2013	-	6	38	-	18	6	97	1	-	-	4
April 2013 thru March 2014	-	14	65	-	72	53	48	3	-	-	46
April 2014 thru March 2015	-	12	27	-	44	55	32	3	-	-	2
April 2015 and thereafter	-	3	19	-	181	8	57	7	-	-	23
Not date due established	-	-	-	-	5	-	-	-	203	-	-
Total not due	3,122	1,308	489	2,844	626	140	730	768	203	440	123
Total	3,122	1,808	489	2,997	626	140	730	768	203	440	123

Balances bearing interest	3,023	503	-	5	-	140	-	-	-	-	7
Balances not bearing interest	99	1,305	489	2,992	626	-	730	768	203	440	116
Total	3,122	1,808	489	2,997	626	140	730	768	203	440	123

Average annual interest rate (%)	9.64	(a)	-	17.00	-	9.64	-	9.00	-	-	6.00

(a)

$63 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, $165 bear 50% over the Banco de la Nación Argentina notes payable discount rate, $10 in financing plans bear 28%, $240 bear 28.28%, $8 bear 36%, $3 bear 28% and $14 bear 8,3%.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

y) Foreign currency assets and liabilities

	03.31.12			12.31.11
	Amount of foreign currency (i)		Amount in local currency	Amount of foreign currency	Amount in local currency
Net positions	U$S	(143)	(628)	(136)	(592)
Net assets (liabilities)	G	(182,762)	(183)	(182,167)	(171)
	EURO	(24)	(138)	(16)	(90)
	DEG	2	16	2	14
	$U	-	-	2	1
			(933)		(838)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.
(ii)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended March 31,
	2012	2011
z) Revenues	Profit (loss)

Services
Voice – Retail	607	563
Voice – Wholesale	175	176
Internet	458	349
Data	163	135

Subtotal Fixed services	1,403	1,223

Voice – Retail	1,077	912
Voice – Wholesale	425	411
Internet	276	153
Data	1,323	956

Subtotal Personal Mobile services	3,101	2,432

Voice – Retail	86	62
Voice – Wholesale	18	14
Internet	26	12
Data	63	52

Subtotal Núcleo Mobile services	193	140

Total service revenues	4,697	3,795

Equipment
Fixed services	18	28
Personal Mobile services	405	303
Núcleo Mobile services	6	8

Total equipment sales	429	339

Other income
Fixed services	4	9
Personal Mobile services	1	6

Total other income	5	15

Total Revenues	5,131	4,149

aa) Operating costs

Operating expenses disclosed by nature of expense amounted to $4,098 and $3,191 for the three-month periods ended March 31, 2012 and 2011, respectively.

The main components of the operating expenses are the following:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Three-month periods
	ended March 31,
	2012	2011
	Profit (loss)
Employee benefit expenses and severance payments
Wages and salaries	(491)	(392)
Social security expenses	(138)	(112)
Severance indemnities and termination benefits	(29)	(14)
Other employee benefits	(19)	(8)

	(677)	(526)

Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(70)	(69)
Cost of international outbound calls	(37)	(37)
Lease of circuits	(22)	(19)
Mobile services - charges for roaming	(86)	(68)
Mobile services - charges for TLRD	(193)	(171)

	(408)	(364)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(66)	(51)
Technical maintenance	(84)	(70)
Service connection fees for fixed lines and Internet lines	(30)	(24)
Service connection fees capitalized as SAC	2	1
Service connection fees capitalized as Intangible assets	5	3
Other maintenance costs	(51)	(43)
Call center fees	(147)	(93)
Other fees for services	(103)	(81)
Directors and Supervisory Committee’s fees	(3)	(3)

	(477)	(361)

Taxes and fees with the Regulatory Authority
Turnover tax	(238)	(186)
Taxes with the Regulatory Authority	(118)	(94)
Tax on deposits to and withdrawals from bank accounts	(49)	(37)
Municipal taxes	(30)	(23)
Other taxes	(27)	(21)

	(462)	(361)

Commissions
Agent commissions	(311)	(212)
Agent commissions capitalized as SAC	76	41
Distribution of prepaid cards commissions	(123)	(101)
Collection commissions	(71)	(52)
Other commissions	(20)	(17)

	(449)	(341)

Advertising
Media advertising	(97)	(71)
Fairs and exhibitions	(36)	(29)
Other advertising costs	(31)	(29)

	(164)	(129)

Other operating costs
Transportation, freight and travel expenses	(79)	(59)
Delivery costs capitalized as SAC	7	3
Rental expense	(52)	(40)
Cost of mobile value added services	(58)	(39)
Energy, water and others	(74)	(36)
International and satellite connectivity	(30)	(22)
Other	(14)	(13)

	(300)	(206)

D&A
Depreciation of PP&E	(426)	(349)
Amortization of SAC and service connection costs	(183)	(124)
Amortization of other intangible assets	(6)	(5)

	(615)	(478)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

ab) Operating income

	Three-month periods
	ended March 31,
	2012	2011
	Profit (loss)
Operating income from services and other income
Revenues and other income	4,702	3,810
Operating expenses	(3,046)	(2,350)

Operating income before D&A (a)	1,656	1,460
D&A (b)	(615)	(478)

Operating income from services	1,041	982

Operating loss from equipment sales
Revenues	429	339
Cost of equipments and handsets	(437)	(363)

Operating loss before D&A from equipment sales (c)	(8)	(24)

Total operating income	1,033	958

Consolidated operating income
Operating income before D&A (a)+(c)	1,648	1,436
D&A (b)	(615)	(478)

Total operating income	1,033	958

	Three-month periods
	ended March 31,
	2012	2011
	Profit (loss)
ac) Financial results
Finance income
Interest on cash equivalents	80	29
Gains on Mutual Funds	5	2
Interest on related parties (Note 8.d)	1	-
Interest on receivables	20	15
Foreign currency exchange gains	24	13

Total finance income	130	59

Finance expenses
Interest on financial debt	(3)	(4)
Interest on salaries and social security, taxes and trade payable	(5)	(3)
Interest on provisions	(26)	(12)
Loss on discounting of liabilities	(3)	(2)
Foreign currency exchange losses	(31)	(17)
Other	(1)	(2)

Total finance expenses	(69)	(40)

	61	19

ad) Income taxes

Income tax expense for the three-month periods ended March 31, 2012 and 2011 consists of the following:

	Profit (loss)
	The
	Company	Personal	Núcleo	Total
Current tax expense	(70)	(311)	(5)	(386)
Deferred tax benefit (expense)	(5)	6	-	1
Valuation allowance	-	(1)	-	(1)

Income tax expense as of March 31, 2012	(75)	(306)	(5)	(386)

Current tax expense	(113)	(247)	(2)	(362)
Deferred tax benefit (expense)	12	16	(2)	26
Valuation allowance	-	(1)	-	(1)

Income tax expense as of March 31, 2011	(101)	(232)	(4)	(337)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Income tax expense for the periods ended March 31, 2012 and 2011 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	International	Total
	Profit (loss)
Pre-tax income on a separate return basis	1,632	35	1,667
Non taxable items – Other income from investments	(573)	-	(573)

Subtotal	1,059	35	1,094
Weighted statutory income tax rate	35%	(*)

Income tax expense at weighted statutory tax rate	(371)	(5)	(376)
Additional income tax on cash dividends from foreign companies	(7)	-	(7)
Other changes in tax assets and liabilities	(2)	-	(2)
Changes in valuation allowance	(1)	-	(1)

Income tax expense as of March 31, 2012	(381)	(5)	(386)

Pre-tax income on a separate return basis	1,418	20	1,438
Non taxable items – Other income from investments	(461)	-	(461)
Non taxable items – Other	2	-	2

Subtotal	959	20	979
Weighted statutory income tax rate	35%	(*)

Income tax expense at weighted statutory tax rate	(336)	(5)	(341)
Other changes in tax assets and liabilities	4	-	4
Changes in valuation allowance	(1)	1	-

Income tax expense as of March 31, 2011	(333)	(4)	(337)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented; in Uruguay the statutory tax rate was 25% for all the periods presented and in the USA the effective tax rate was 39.5% and 32.5%, respectively.

NOTE 6 – SUPPLEMENTARY CASH FLOW INFORMATION

The following table reconciles the balances included as cash and cash equivalents in the financial statement of position to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the consolidated statements of cash flows:

	March 31,		December 31,
	2012	2011	2011	2010
Cash and cash equivalents	3,122	1,905	2,818	1,387
Less:
Items not considered cash and cash equivalents
- Government bonds	-	(1)	-	(2)
Bank overdrafts	-	(35)	-	(9)

Total cash and cash equivalents	3,122	1,869	2,818	1,376

•	Changes in assets/liabilities components:

	Three-month periods
	ended March 31,
	2012	2011
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	-	1
Trade receivables, net	(56)	(130)
Other receivables, net	(11)	(40)
Inventories, net	(9)	71

	(76)	(98)

Net (decrease) increase in liabilities
Trade payables	(153)	11
Deferred revenues	33	23
Salaries and social security payables	(25)	(32)
Other taxes payables	(21)	(13)
Other liabilities	(45)	2
Provisions	(72)	(33)

	(283)	(42)

Income tax paid consists of the following:

Payments in advance	(194)	(164)
Other payments	(23)	(21)

	(217)	(185)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Main non-cash operating transactions:

	Three-month periods
	ended March 31,
	2012	2011
VAT credit balances compensated with income taxes payments	23	-
Compensation Fund contribution reclassified between:
Provisions and Other receivables and Salaries and social security payables	39	-
Provisions and Other liabilities	21	-
SU receivables offset with taxes payable	-	112
Government bonds received in exchange for trade receivables	-	1

• Most significant investing activities:

Fixed assets acquisitions include:
Fixed assets additions (Note 5.h)	(545)	(364)
Plus:
Payments of trade payables originated in prior years acquisitions	(640)	(514)
Less:
Acquisition of fixed assets through incurrence of trade payables	339	284
Mobile handsets lent to customers at no cost	1	1

	(845)	(593)

Intangible assets acquisitions include:
Intangible assets additions (Note 5.i)	(198)	(129)
Plus:
Payments of trade payables originated in prior years acquisitions	(160)	(2)
Less:
Acquisition of intangible assets through incurrence of trade payables	196	15

	(162)	(116)

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Payment of bank loans – Núcleo	(3)	(16)
Total payment of financial debt	(3)	(16)
Payment of interest on bank loans – Núcleo	(2)	(2)

Total payment of interest	(2)	(2)

Dividends from Núcleo

The Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012, approved the following cash dividend payment:

	Dividends	Dividends
Date of payment	attributable to	attributable to non-
	Personal	controlling interest	Total
April 2012	27	13	40
September 2012	20	10	30

Total	47	23	70

NOTE 7 – SEGMENT INFORMATION

The Company conducts its business through six legal entities each one has been identified as an operating segment.

The Company has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the three-month periods ended March 31, 2012 and 2011 was as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

 For the three-month period ended March 31, 2012

❑	Income statement

	Fixed services	Mobile services			Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues (1)	1,670	3,536	200	3,736	(275)	5,131
Employee benefit expenses and severance payments	(496)	(166)	(15)	(181)	-	(677)
Interconnection costs and other telecommunication charges	(127)	(451)	(31)	(482)	201	(408)
Fees for services, maintenance, materials and supplies	(221)	(280)	(18)	(298)	42	(477)
Taxes and fees with the Regulatory Authority	(109)	(347)	(6)	(353)	-	(462)
Commissions	(36)	(404)	(24)	(428)	15	(449)
Cost of equipments and handsets	(10)	(422)	(5)	(427)	-	(437)
Advertising	(38)	(114)	(12)	(126)	-	(164)
Provisions	(28)	(12)	-	(12)	-	(40)
Bad debt expenses	(14)	(53)	(2)	(55)	-	(69)
Other operating expenses	(138)	(165)	(14)	(179)	17	(300)
Operating income before D&A	453	1,122	73	1,195	-	1,648
Depreciation of PP&E	(200)	(196)	(30)	(226)	-	(426)
Amortization of intangible assets	(24)	(158)	(7)	(165)	-	(189)
Operating income	229	768	36	804	-	1,033
Financial results, net	(16)	78	(1)	77	-	61
Net income before income tax expense	213	846	35	881	-	1,094
Income tax expense, net	(75)	(306)	(5)	(311)	-	(386)
Net income	138	540	30	570	-	708

Net income attributable to Telecom Argentina	698
Net income attributable to non-controlling interest	10

708

(1)

Service revenues	1,403	3,101	193	3,294	-	4,697
Equipment sales	18	405	6	411	-	429
Other income	4	1	-	1	-	5
Subtotal third party revenues	1,425	3,507	199	3,706	-	5,131
Intersegment revenues	245	29	1	30	(275)	-
Total revenues	1,670	3,536	200	3,736	(275)	5,131

❑	Statement of financial position information

PP&E	4,979	2,716	657	3,373	-	8,352
Intangible assets, net	377	1,096	23	1,119	-	1,496
Capital expenditures on PP&E (a)	281	173	38	211	-	492
Capital expenditures on intangible assets (b)	17	176	5	181	-	198
Total capital expenditures (a)+ (b)	298	349	43	392	-	690
Total additions on PP&E and intangible assets	355	350	38	388	-	743
Net financial asset (debt)	716	2,370	(104)	2,266	-	2,982

❑	Geographic information

	Total revenues		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	4,923	4,865	9,292
Abroad	208	266	697
Total	5,131	5,131	9,989

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

 For the three-month period ended March 31, 2011

❑	Income statement

	Fixed services	Mobile services			Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues (1)	1,458	2,762	149	2,911	(220)	4,149
Employee benefit expenses and severance payments	(391)	(124)	(11)	(135)	-	(526)
Interconnection costs and other telecommunication charges	(123)	(384)	(24)	(408)	167	(364)
Fees for services, maintenance, materials and supplies	(173)	(196)	(15)	(211)	23	(361)
Taxes and fees with the Regulatory Authority	(87)	(271)	(3)	(274)	-	(361)
Commissions	(32)	(305)	(19)	(324)	15	(341)
Cost of equipments and handsets	(24)	(333)	(6)	(339)	-	(363)
Advertising	(31)	(87)	(11)	(98)	-	(129)
Provisions	(20)	(3)	-	(3)	-	(23)
Bad debt expenses	(10)	(28)	(1)	(29)	-	(39)
Other operating expenses	(94)	(116)	(11)	(127)	15	(206)
Operating income before D&A	473	915	48	963	-	1,436
Depreciation of PP&E	(177)	(148)	(24)	(172)	-	(349)
Amortization of intangible assets	(19)	(105)	(5)	(110)	-	(129)
Operating income	277	662	19	681	-	958
Financial results, net	9	6	4	10	-	19
Net income before income tax expense	286	668	23	691	-	977
Income tax expense, net	(101)	(232)	(4)	(236)	-	(337)
Net income	185	436	19	455	-	640

Net income attributable to Telecom Argentina	634
Net income attributable to non-controlling interest	6

640

(1)

Service revenues	1,223	2,432	140	2,572	-	3,795
Equipment sales	28	303	8	311	-	339
Other income	9	6	-	6	-	15
Subtotal third party revenues	1,260	2,741	148	2,889	-	4,149
Intersegment revenues	198	21	1	22	(220)	-
Total revenue	1,458	2,762	149	2,911	(220)	4,149

❑	Statement of financial position information

PP&E	4,402	2,409	625	3,034	-	7,436
Intangible assets, net	289	926	19	945	-	1,234
Capital expenditures on PP&E (a)	208	109	16	125	-	333
Capital expenditures on intangible assets (b)	12	110	7	117	-	129
Total capital expenditures (a)+ (b)	220	219	23	242	-	462
Total additions on PP&E and intangible assets	245	226	23	249	-	494
Net financial asset (debt)	944	951	(183)	768	-	1,712

❑	Geographic information

	Total revenues		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	3,988	3,923	8,096
Abroad	161	226	664
Total	4,149	4,149	8,760

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 8 – RELATED PARTY TRANSACTIONS

a)   Controlling company

As of March 31, 2012, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares (51% of the Company’s total shares) and 36,832,408 Class B shares of Telecom Argentina (7.66% of Telecom Argentina’ s Class B shares, 3.74168% of the Company’s total shares), representing 54.74% of the total common stock of Telecom Argentina.

As of March 31, 2012 Nortel’s ordinary shares (74.01% of the capital stock) were owned by Sofora.

b)   Related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the indirect shareholders of the Company.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of issuance of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”) to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

c)   Balances with related parties

CURRENT ASSETS	March 31,	December 31,
	2012	2011
Investments
Standard Bank (b)	33	69

Total related parties	33	69

Trade receivables
TIM Participacoes S.A. (a)	-	1
Caja de Seguros S.A. (b)	14	10
Standard Bank (b)	3	1

Total related parties	17	12

Other receivables
Sofora	1	1

Direct parent company	1	1

CURRENT ASSETS
Trade payables
Grupo Italtel (a)	38	59
Telecom Italia S.p.A. (a)	22	30
Latin American Nautilus Ltd. (a)	12	3
TIM Participacoes S.A. (a)	5	2
Telecom Italia Sparkle S.p.A. (a)	3	4
Latin American Nautilus USA Inc. (a)	1	3
Latin American Nautilus Argentina S.A. (a)	1	2
Caja de Seguros S.A. (b)	21	10
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	3	4

Total related parties	106	117

Dividends payables
ABC Telecomunicaciones S.A.	23	-

Total related parties	23	-

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

d)   Transactions with related parties

		Three-month periods
		ended March 31,
		2012	2011
		Profit (loss)
		Total revenues
Telecom Italia Sparkle S.p.A. (a)	Voice wholesale	6	6
TIM Participacoes S.A. (a)	Voice wholesale	4	3
Telecom Italia S.p.A. (a)	Voice wholesale	1	-
Latin American Nautilus Argentina S.A. (a)	Voice wholesale	-	1
Caja de Seguros S.A. (b)	Voice retail	20	4
Caja de Seguros S.A. (b)	Equipment	12	4
Standard Bank (b)	Voice retail	1	1
Standard Bank (b)	Data	4	2
Standard Bank (b)	Equipment	1	1

	Total revenues	49	22

		Operating costs
Latin American Nautilus Ltd. (a)	International inbound calls and others	(25)	(16)
Grupo Italtel (a)	Maintenance, materials and supplies	(15)	(36)
Telecom Italia Sparkle S.p.A. (a)	International inbound calls and others	(7)	(8)
TIM Participacoes S.A. (a)	Roaming	(6)	(3)
Telecom Italia S.p.A. (a)	Fees for services and roaming	(4)	(2)
Latin American Nautilus Argentina S.A. (a)	International inbound calls	(2)	(1)
Latin American Nautilus USA Inc. (a)	International inbound calls	(1)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(b)	Salaries and social security	(7)	(5)
Caja de Seguros S.A. (b)	Insurance	(4)	(3)
La Estrella Compañía de Seguros S.A. (b)	Insurance	(1)	(1)

	Total operating costs	(72)	(76)

		Financial results
Standard Bank (b)	Interest on cash equivalents	1	-

Total financial results		1	-

		PP&E acquisitions
Grupo Italtel (a)		10	7

Total PP&E acquisitions		10	7

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina - Inversiones S.L.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

NOTE 9 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)   Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $3,799 as of March 31, 2012 (of which $133 and $5 corresponds to PP&E and intangible assets commitments, respectively), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)   Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2012, the Company has established provisions in an aggregate amount of $978 to cover potential losses under these claims ($88 for regulatory contingencies deducted from assets and $890 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2012, these restricted funds totaled $34 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December 31, 2011	Additions (reversals)		Reclassi- fications	Uses		Balances as of March 31, 2012
		Capital (i)	Interest (ii)		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	16	-	-	-	-	-	16
Provision for labor claims	128	-	-	3	(51)	(59)	21
Provision for regulatory, tax and other matters claims	29	-	-	(2)	-	(13)	14
Total current provisions	173	-	-	1	(51)	(72)	51
Non-current
Provision for civil and commercial proceedings	117	7	3	-	-	-	127
Provision for labor claims	220	19	15	(3)	(9)	-	242
Provision for regulatory, tax and other matters claims	384	14	8	2	-	-	408
Asset retirement obligations	61	-	1	-	-	-	62
Total non-current provisions	782	40	27	(1)	(9)	-	839

Total provisions	955	40	27	-	(60)	(72)	890

	Balances as of December 31, 2010	Additions (reversals)		Reclassi- fications	Uses		Balances as of March 31, 2011
		Capital (i)	Interest (ii)		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	25	-	-	6	-	-	31
Provision for labor claims	38	-	-	64	-	(32)	70
Provision for regulatory, tax and other matters claims	1	-	-	(1)	-	-	-
Total current provisions	64	-	-	69	-	(32)	101
Non-current
Provision for civil and commercial proceedings	87	(4)	2	(4)	-	-	81
Provision for labor claims	155	13	5	(64)	-	-	109
Provision for regulatory, tax and other matters claims	294	27	5	(1)	-	-	325
Asset retirement obligations	45	-	2	-	-	-	47
Total non-current provisions	581	36	14	(69)	-	-	562

Total provisions	645	(iii) 36	14	-	-	(32)	663

(i)	Included in Provisions.
(ii)	Included in Finance costs.
(iii)	Includes a reclassification of $13 from current liabilities.

NOTE 10 – EQUITY

Equity includes:

	March 31,	December 31,
	2012	2011
Equity attributable to Telecom Argentina	8,736	8,021
Equity attributable to non-controlling interest	139	144

Total equity (*)	8,875	8,165

(*) Additional information is given in the consolidated statements of changes in equity.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Capital information

The composition of the capital stock at March 31, 2012 is the following:

Authorized, issued and outstanding shares
Class “A” Shares	502,034,299
Class “B” Shares	481,034,670
Class “C” Shares	1,312,009
Total	984,380,978

At March 31, 2012, all the shares are fully paid. Common shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only 444,202,262 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and the outstanding Class C shares (which were dedicated to the employee stock ownership program) that are still pending of conversion to Class B shares.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 11 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter ended	Total revenues	Operating income before D&A	Operating profit	Financial results, net (loss) profit	Net income	Net income attributable to Telecom Argentina
Year 2012:
March 31,	5,131	1,648	1,033	61	708	698
	5,131	1,648	1,033	61	708	698
Year 2011:
March 31,	4,149	1,436	958	19	640	634
June 30,	4,466	1,483	971	(2)	636	627
September 30,	4,781	1,497	934	21	616	609
December 31,	5,157	1,599	994	42	650	643
	18,553	6,015	3,857	80	2,542	2,513

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 12 – 1Q12 TELECOM GROUP’S RELEVANT MATTERS

Regulatory matters

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. As of the date of issuance of these consolidated financial statements, the SC has postponed the auction for May 2012.

With respect to the Number Portability (“NP”), mobile providers made the adjustments to their respective networks, as well as developments and testing of the necessary information technology applications. Finally, the NP was implemented during March 2012 by all the providers.

Conversion of Class “C” shares to Class “B” shares

The General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 3,281,265 Class C Shares have been converted to Class B Shares in a first tranche, on March 16, 2012. As of the date of these consolidated financial statements, the outstanding number of Class C Shares is 1,312,009.

Agreement with the Compensation Fund and other unions

During the first quarter of 2012, Telecom Argentina reached several agreements with the Compensation Fund and other unions related to the legal actions and claims regarding non-unionized employees’ salaries social security contributions. These agreements have been settled, resulting in: (i) a consumption of the provisions timely made by the Company and, (ii) social security contributions for the period January 2012 to June 2013.

NOTE 13 – SUBSEQUENT EVENTS

Telecom Argentina’s Annual General Ordinary Shareholders’ Meeting resolutions

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share), which will be made starting on May 10, 2012. Moreover, $121 was allocated to the Legal Reserve and $2,553 to “Voluntary Reserves for Future Investments”.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT ON THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

Autonomous City of Buenos Aires

Tax code: 30-63945373-8

1.	We have reviewed the accompanying condensed consolidated financial statements of Telecom Argentina S.A. (“Telecom”), and its subsidiaries, including the consolidated balance sheet at March 31, 2012, the consolidated statements of income and comprehensive income for the three-month period ended March 31, 2012, the consolidated statement of changes in equity and of cash flows for the three-month period then ended, and the selected explanatory notes. The balances and other information for the year 2011 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

2.	The Company’s Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated financial statements mentioned in 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.	Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of Company staff responsible for the preparation of the information included in the condensed consolidated financial statements and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4.	Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

5.	In accordance with current regulations, in connection with Telecom, we report that:

a)	the condensed consolidated financial statements of Telecom are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the condensed interim separate financial statements of Telecom arises from accounting records kept in all formal respects in conformity with legal regulations;

c)	we have read the Operating and financial review and prospects , on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2012, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 40,132,077.58, none of which was due at that date.

Autonomous City of Buenos Aires, May 3, 2012

PRICE WATERHOUSE & CO. S.R.L.

      Dr. Alejandro P. Frechou         (Partner)

C.P.C.E.C.A.B.A. Vº 1 Fº 17

Dr. Alejandro P. Frechou

Public Accountant (UBA)

      C.P.C.E.C.A.B.A. V° 156 F° 85

  CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q’11	21.95	19.30	15.7
2Q’11	22.25	18.90	10.2
3Q’11	22.70	17.15	11.1
4Q’11	20.60	16.10	10.1
1Q’12	20.40	17.45	12.8

NYSE*

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in millions)
1Q’11	26.92	22.96	12.1
2Q’11	26.06	22.19	10.6
3Q’11	26.68	18.50	14.6
4Q’11	21.23	17.28	16.3
1Q’12	21.94	17.51	18.2

*  Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-3628
Argentina

Outside Argentina
JP Morgan Chase
Latam ADR Sales & Relationship Mgmt,
277 Park Avenue. 39th Floor
New York 10172
USA
Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank
4 New York Plaza, Wall Street
New York, 1-212-622-9227
USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 13, 2012	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman